APPENDIX A



August 27, 2018

Charles W. Griege
Managing Member
Roaring Blue Lion Capital Management, L.P.
8115 Preston Road, Suite 550
Dallas, TX 75225-6307

Dear Mr. Griege:

Thank you for your email. Our Corporate Secretary Godfrey Evans, has sent me your request for additional information regarding my role as lead independent director of HomeStreet, my background and certain of my views on the Company.

Much of what you have requested can be found in our public disclosures. I have included references below that address your questions. If you have more specific additional questions, please provide them in writing. Please also appreciate our obligations under regulation FD. I will be very mindful of our obligations under the securities laws in any communication with our shareholders.

My role as Lead Independent Director

As you may be aware, we recently updated our corporate governance documents and clarified the specific duties of the Lead Independent Director role. This description can be found in Section 2.4(b) of our Amended and Restated Bylaws, which we filed as an exhibit to a Current Report on Form 8-K on July 31, 2018, as well as Section 1.D. of our Principles of Corporate Governance, a copy of which can be found on our investor relations website at ir.homestreet.com.

How I intend to interact with shareholders

At the same time that the Board adopted the Amended and Restated Bylaws and the updated Principles of Corporate Governance, we also adopted Shareholder Engagement Procedures and Practices that provide an overview of how the Board of Directors, including me, will interact with shareholders going forward. A copy of our Shareholder Engagement Procedures and Practices is attached.

My background in banking and expertise

I joined the HomeStreet board in 2015 in connection with the acquisition of Simplicity Bancorp, where I served as Chairman of the Board. Previously I had a 25-year career with First Interstate

Bank. Our 2018 Annual Shareholder Meeting Proxy Statement includes more details of my background and experience in banking, which I have included here:

Donald R. Voss, Director. Mr. Voss was appointed as a member of the Board on March 1, 2015 in connection with the closing of our acquisition of Simplicity Bancorp in Southern California. He previously served as a director of Simplicity Bancorp and a member of its audit committee beginning in 2011, and served as chairman of the board of directors from October 2013 until the acquisition of that company by HomeStreet in March 2015. Prior to joining Simplicity's board of directors, Mr. Voss held a variety of positions in a 25-year career with First Interstate Bank, culminating as an executive vice president and manager of the U.S. Banking Division. Much of his banking experience was with domestic and international financial institutions. Mr. Voss is a member of the board of trustees and serves as vice chair of Descanso Gardens Guild, Inc., is a member of the board of directors of Valley Water Company, and is a member of the executive board of the La Cañada Flintridge Sister Cities Association. He was an elected council member of the City of La Cañada Flintridge from 2006 until March 2015, and served as its mayor from 2010 to 2011. Prior to his election to the City Council, Mr. Voss served for five years as the city's treasurer. Mr. Voss was a member of the board of the San Gabriel Valley Chapter of the American Red Cross, including three years as chairman of that board, and also served on its audit and executive committees. He also served on the governing boards of the Los Angeles County Division of the League of California Cities, the Sanitation Districts of Los Angeles County, the Southern California Association of Governments, the California Contract Cities Association and the San Gabriel Valley Council of Governments, as well as the advisory board of the Santa Monica Mountains Conservancy, an agency of the state of California. Mr. Voss holds a bachelor's degree in business administration from the University of Washington and a graduate degree in banking from the Stonier Graduate School of Banking.

Mr. Voss was elected to serve as a director because of his general business, financial, credit and risk management, treasury management, and governance skills and because of his civic involvement.

My perspective on HomeStreet's opportunities / challenges / strategy / value creation

The Board collectively believes the strategy we have approved and HomeStreet has communicated to shareholders consistently in public filings will maximize long term shareholder value. We have provided extensive disclosure of opportunities, challenges and strategy in our investor materials. The most recent presentation can be found as an exhibit to the Form 8-K filed on July 27, 2018.

I believe I have answered your questions in this letter. However, if you have additional questions, we can arrange for a follow up call consistent with our Shareholder Engagement Procedures and Practices.

Sincerely,



Donald R. Voss
Lead Independent Director
HomeStreet, Inc.

HomeStreet, Inc. Shareholder Engagement Procedures and Practices

I.   Purpose

The Board of Directors (the "***Board***") of HomeStreet, Inc. (the "***Company***" or "***HomeStreet***") is committed to regularly engaging in constructive and meaningful communications with shareholders. The Board values shareholder views and insights and believes that two-way dialogue builds informed relationships that promote transparency, accountability and mutual trust.

The Board has adopted these Shareholder Engagement Procedures and Practices to set forth how the Board, management and shareholders may engage and communicate with one another in a manner that is consistent with the Company's obligations under Regulation FD to provide fair disclosure and to maintain effective disclosure controls and procedures.

II.   Engagement between the Board and Shareholders

A.   General

The Board is ultimately responsible for the supervision of the discharge by management of its shareholder communication and engagement responsibilities. Management reports to the Board on material shareholder comments and feedback management receives.

It is the policy of the Board that shareholders shall have reasonable access to directors at annual meetings of shareholders and an opportunity to communicate directly with directors on appropriate matters subject to the procedures and practices described herein. The Board encourages shareholder participation at the Company's annual shareholder meetings. The Chairman of the Board and the Lead Independent Director are available to meet with institutional shareholders throughout the year to discuss corporate governance matters, and the Chairman of the Human Resources and Corporate Governance Committee (the "***HRCG Committee***") is available to meet with institutional shareholders throughout the year to discuss executive compensation matters. In addition, the Lead Independent Director generally attends at least one investor conference each calendar year, and other independent directors may attend investor conferences from time to time.

B.   Requests for Meetings with Directors or the Board

Shareholders may request a meeting with directors by sending a request to the Chairman of the Board or the Lead Independent Director c/o the Corporate Secretary at HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101 or by email to corporatesecretary@homestreet.com. The request should identify the person making the request, how many shares of Company common stock such person beneficially owns, proposed meeting attendees and the topics proposed to be discussed at the meeting. Topics that are typically suitable for discussion in meetings between directors and shareholders include:

- Board composition, leadership, performance and refreshment;
- Overall corporate performance and Company strategy;
- Executive and director compensation;
- Chief Executive Officer performance;
- Corporate governance practices and disclosure;
- Proxy advisory firm developments; and
- Succession planning

The Lead Independent Director will determine which directors will attend any shareholder-requested meeting. The attendees will vary depending on the topics to be discussed. Members of management may also be invited to attend meetings with shareholders, as appropriate.

Meetings with shareholders may take place in person or by telephone or using other communications equipment. Directors are required to report to the Board and/or the appropriate Board committee on their discussions with shareholders.

The Board has the right to decline requests for calls or meetings with shareholders for any reason the Board deems appropriate, including where the proposed topics are not appropriate, where a shareholder is abusing its access to directors or the Board and is causing disruption and in order to limit the number of such meeting requests to a reasonable level and prioritize acceptances based on the interests of all shareholders.

C.   Other Communications

Shareholders are invited to direct communications to the Board or any of its committees or directors by mail c/o the Corporate Secretary at HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101, by email to (corporatesecretary@homestreet.com) or via the Company's investor relations website ir.homestreet.com. HomeStreet's Corporate Secretary receives these communications unfiltered by HomeStreet, forwards communications to the Board, individual directors or the appropriate committee of the Board and facilitates an appropriate response. The Board will generally respond, or cause the Company to respond, in writing to *bona fide* communications from shareholders addressed to one or more directors.

Shareholders can also communicate with independent directors as a group through the Company's Investor Relations website at ir.homestreet.com, by email to (ir@homestreet.com) or by mail to the attention of the Independent Directors c/o the Corporate Secretary at HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101. Any communications so received will be collected and organized by the Corporate Secretary and will periodically, but in any event prior to each regularly-scheduled Board meeting, be reported and/or delivered to the independent directors.

The Corporate Secretary will not forward spam, junk mail, mass mailings, customer complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate materials to the Board or any directors. Correspondence relating to certain of these matters such as customer issues may be distributed internally for review and possible response.

III.   Shareholder Recommendations for Candidates to the Board

The HRCG Committee is responsible for, among other things, determining the criteria for membership to the Board and recommending candidates for election to the Board. It is the policy of the HRCG Committee to consider recommendations for candidates to the Board from shareholders. Shareholder recommendations for candidates to the Board must be directed in writing to the Corporate Secretary at HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the recommending person's ownership of shares of Company common stock. Such recommendations must also include a statement from the recommending shareholder in support of the candidate, particularly within the context of the criteria for Board membership, including issues of character, judgment, diversity, age, independence, background, skills, expertise, corporate experience, length of service, other commitments and the like, personal references, and an indication of the candidate's willingness to serve. Board candidates must also meet any approval requirements set forth by HomeStreet's regulators.

The foregoing addresses recommendations of Board candidates, not shareholder nominations of Board candidates. As described in HomeStreet's proxy statement, any shareholder nominations of Board candidates must be made in accordance with HomeStreet's bylaws.

IV.   Engagement between Management and Shareholders

The Board provides oversight of shareholder matters and participates in meetings with shareholders, as appropriate. However, management has the principal responsibility for shareholder communications and engagement. In particular, the Chief Executive Officer and the Chief Financial Officer are the Company's primary spokespersons. Other authorized persons may also speak on behalf of the Company.

The Company communicates with its shareholders using a variety of channels, including through its annual and quarterly reports, proxy statement, news releases, social media channels and website. In addition, shareholder outreach by management includes:

- Individual discussions with shareholders;
- Investor conferences;
- Visiting current and prospective shareholders at their offices;
- Hosting visiting shareholders at HomeStreet's offices;
- Providing institutional investors with courtesy copies of periodic updates, including financial results, news of significant corporate governance developments and Board changes; and
- Coordinated engagement efforts with the Company's Investor Relations Department.

The Company also holds conference calls for quarterly earnings releases and major corporate developments as soon as practical after they are publicly disclosed, and these calls are accessible to the public simultaneously (via telephone and webcasts) and through archived material posted on the Company's website.

The Chief Executive Officer, Chief Financial Officer, Head of Investor Relations and senior management meet frequently with shareholder representatives to discuss strategy, financial and business performance, annual meeting matters and other issues, as appropriate. Shareholders may communicate with management via the Investor Relations Department as set forth on the Company website at ir.homestreet.com. As appropriate, relevant shareholder concerns are addressed promptly by Investor Relations. Management provides regular updates to the Board concerning shareholder communications and feedback.

Management has the right to decline requests for calls or meetings with shareholders for any reason management deems appropriate, including where the proposed topics are not appropriate, where a shareholder is abusing its access to management and is causing disruption and in order to limit the number of such meeting requests to a reasonable level and prioritize acceptances based on the interests of all shareholders.

V.   Reservation of Rights

Nothing in these Shareholder Engagement Procedures and Practices is intended to waive the Company's right to limit anyone's access to the Company's directors, executives, officers or other employees. The Company reserves its right to circumscribe or limit its engagement with any person to the extent that such engagement is legally required.

Adopted: July 26, 2018